Filed Pursuant to rule 424(b)3
Registration No. 333-38213

[MELLON FINANCIAL CORPORATION LETTERHEAD]

June 6, 2007

Dear Participant in the Mellon Financial Corporation

Direct Stock Purchase and Dividend Reinvestment Plan:

As you are aware, Mellon Financial Corporation and The Bank of New York Company, Inc. have entered into an agreement to merge the two companies into a newly formed company called The Bank of New York Mellon Corporation (which we refer to as the New Company). The merger is subject to various approvals before it can be completed. The companies passed a major milestone on May 24, 2007 when their shareholders approved the merger. Subject to obtaining the necessary governmental approvals, we expect to complete the merger during the third quarter of 2007. Upon the completion of the merger, each share of Mellon common stock will be converted into one share of the New Company common stock.

In light of the anticipated merger, we want to explain how the transaction will affect you as a participant in the current Mellon Direct Stock Purchase and Dividend Reinvestment Plan.

At the time the merger is completed, the New Company will adopt a new Direct Stock Purchase and Dividend Reinvestment Plan, which will have terms similar to those contained in the current Mellon Plan. The Mellon Plan will terminate at that time and your account will roll over into the New Company Plan (except for partial dividend reinvestment elections as described below) unless you take action to terminate your account before the merger. The significant terms of the New Company Plan are described below to help you decide whether you want to terminate your account or allow it to roll over into the New Company Plan. For a complete discussion of the terms of the New Company Plan, including complete information on the fees that will be charged on transactions for your account, you will need to carefully read the Prospectus included in the registration statement on Form S-3 relating to the New Company Plan which will be filed by the New Company with the Securities and Exchange Commission in connection with the completion of the merger. After the registration statement has been filed with the Securities and Exchange Commission, the Prospectus will be available for your review on the plan administrator’s website at www.melloninvestor.com. You may also request a copy of the Prospectus at that time by calling the plan administrator at 1-800-205-7699.

In anticipation of the merger, Mellon has amended and supplemented its current Plan to provide that on the completion of the merger, unless you elect not to participate in the New Company Plan:

•	You will be automatically enrolled in the New Company Plan;

•

Each share of Mellon common stock that you currently hold in the Mellon Plan, which will be converted into New Company common stock by virtue of the merger, will be automatically enrolled in and governed by the New Company Plan; and

•

Your elections under the current Mellon Plan regarding full dividend reinvestment will be automatically transferred to your account in the New Company Plan; however, partial reinvestment elections under the current Mellon Plan will not be automatically transferred but will require you to file a new election under the New Company Plan.

While we expect the merger to be completed, if the merger is not completed, you will not become a participant in the New Company Plan, and your participation in the current Mellon Plan will continue under its terms and conditions as set forth in the Prospectus dated October 25, 1999, which describes the terms of the current Mellon Plan, as it may be amended in the future. You may elect to discontinue your participation in the Mellon Plan at any time prior to the merger and in the New Company Plan any time after the merger. If you do not wish to participate in the New Company Plan, you may terminate your participation in the Mellon Plan prior to the completion of the merger by calling the plan administrator at 1-800-205-7699 or by making such an election online on the plan administrator’s website at www.melloninvestor.com.

Description of Significant Features of the New Company

Dividend Reinvestment and Direct Stock Purchase Plan

Please note that some of the features, terms and conditions of the New Company Plan are different from the terms of the current Mellon Plan. If you still have questions regarding the New Company Plan after you have reviewed its Prospectus, you should call the plan administrator at 1-800-205-7699.

Nature of the Plan. Like the existing Mellon Plan, the New Company Plan will provide two principal services to you:

•	The New Company Plan will allow you to purchase shares of New Company common stock through cash investments; and

•	The New Company Plan will allow you to reinvest all or part of the cash dividends paid on shares of your New Company common stock in shares of New Company common stock.

Cash Investment Options. The New Company Plan will allow you to make optional cash investments in shares of the New Company common stock. You may make this investment either by check or through withdrawals from your checking or savings accounts individually or automatically on a monthly basis. The minimum amount for an optional cash investment will be $50.00. The maximum total amount for your optional cash investments will be $150,000 per year.

Automatic Debits from Designated Accounts. If you participate in the automatic debit program under the Mellon Plan, cash investments are debited from your designated bank accounts on the 15th day of each month. If you wish to continue to have your cash investment automatically debited under the New Company Plan, you will be required to file a new election under the New Company Plan, re-designating the appropriate bank accounts from which to make automatic debits. Under the New Company Plan, cash investments will be automatically debited on the 25th day of each month.

Automatic Dividend Payments to Designated Accounts. If you currently have your Mellon dividends paid to you in cash or deposited to a designated bank account, your election and payment instructions will continue to apply to your dividends except as mentioned below for partial dividend reinvestment. You will receive a check or the cash amount will be paid to the bank account you previously designated under the Mellon Plan.

Dividend Reinvestment. Under the New Company Plan, you may elect to reinvest dividends on some or all of your shares, or receive all dividends in cash (no reinvestment). If you have elected to reinvest all dividends paid on your shares enrolled in the current Mellon Plan, this election will automatically transfer to the New Company Plan without any further action required by you. If, however, you have elected to have only part of the dividends paid on your shares reinvested and the remainder paid to you in cash, your election will terminate at the time of the merger. You will be required to make a new election under the New Company Plan if you wish to reinvest part or all of the dividends paid on your shares enrolled in the New Company Plan. If you do not make a new election, all of your dividends will be paid to you in cash.

Minimum Share Holding to Participate in Dividend Reinvestment Feature of Plan. Under the current Mellon Plan, you are required to own at least 5 shares of Mellon common stock in order to be able to participate in the dividend reinvestment feature of the Mellon Plan. This 5 share minimum condition will be eliminated under New Company Plan, and as a result, you will be permitted to participate in the dividend reinvestment feature if you own any shares of New Company common stock.

Administration of New Company Plan. The New Company will appoint Mellon Bank, N.A. as plan administrator of the New Company Plan. The plan administrator will perform several services for the New Company Plan, including new enrollment processing, purchasing and holding shares of stock for you, keeping records, sending statements, and performing other duties required by the Plan. The plan administrator will also designate affiliates to perform certain of these services for the New Company Plan. References in this letter to the “plan administrator” include Mellon Bank, N.A. and any affiliates that it appoints to assist in performing services under the New Company Plan. For further information about the current Mellon Plan or the New Company Plan, you may call the plan administrator at 1-800-205-7699 or visit the plan administrator’s website at www.melloninvestor.com.

Fees Associated with New Company Plan. The service fees under the New Company Plan will differ from the fees under the current Mellon Plan. As with the current Mellon Plan, there will be no fees associated with the reinvestment of dividends, optional cash investments via check or automatic investment or for the safekeeping of any certificates associated with your Plan shares. However, under the current Mellon Plan transaction fees for sales of shares are $15.00 per sales transaction with a $0.12 per share trading fee. Under the New Company Plan, transaction fees will be $10.00 per sales transaction and $0.05 per share sold. Please read the Prospectus for the New Company Plan for a complete listing of its service fees.

Terminating or Modifying Participation in

the Current Mellon Plan or the New Company Plan

If you want to terminate or modify your participation in the current Mellon Plan, you can do so by following the instructions contained on the plan administrator’s website at www.melloninvestor.com or by calling the plan administrator at 1-800-205-7699. We urge participants in the current Mellon Plan to consult with a tax advisor before terminating or modifying their participation in the Mellon Plan as this decision could have adverse tax consequences depending on the individual participant’s circumstances.

If you do not take any action to terminate or modify your participation in the current Mellon Plan prior to completion of the merger, you will automatically be enrolled in the New Company Plan at the time the merger is completed (except with respect to partial dividend elections). After the merger is completed, you may terminate or modify your participation in the New Company Plan by following the instructions contained in the Prospectus for the New Company Plan. The Prospectus describing the New Company Plan will be available for your review on the plan administrator’s website at www.melloninvestor.com when the merger is completed. You may also request a copy of the Prospectus by calling the plan administrator at 1-800-205-7699.

Transition from the Current Mellon Plan to the New Company Plan

If you have more than one account enrolled in the Mellon Plan, each account will be treated separately.

Conversion of Shares in Merger. At the time of the merger, each whole share of Mellon common stock that you currently hold in the Mellon Plan will be converted into one share of New Company common stock and will be automatically transferred to the New Company Plan. If, at the time of the merger, you hold any fractional shares in the current Mellon Plan, those fractional shares will be transferred to the New Company Plan to be held by the plan administrator on your behalf.

Pending Sale of Shares. You can request the sale of your Mellon shares through the Mellon Plan. If you request such a sale prior to the completion of the merger, and the merger is completed before your Mellon shares are sold:

•	Your shares of Mellon common stock will be converted into New Company common stock on a one for one basis in accordance with the merger agreement;

•	The current Mellon Plan administrator will send your request to the New Company Plan administrator; and

•	The New Company Plan administrator will then sell the New Company shares of common stock in accordance with the terms of and subject to any service and/or trading fees charged by the New Company Plan.

Pending Optional Cash Investments. Any optional cash investments received from current Mellon Plan participants prior to the completion of the merger that have not been invested in shares of Mellon common stock at or before the time of the merger, will be transferred to the New Company Plan. The investments will be treated as optional cash investments under the New Company Plan and used to purchase shares of New Company common stock.

Questions and Answers

Q. What action do I need to take?

•

Carefully read this notice and the New Company Plan Prospectus included in the registration statement on Form S-3, which will be filed with the Securities and Exchange Commission in connection with the completion of the merger and which will be available for review on the plan administrator’s website at www.melloninvestor.com. You may also request a copy of the Prospectus by calling the plan administrator at 1-800-205-7699.

•

Decide whether you want your shares of Mellon common stock currently held in the Mellon Plan and your investment elections to automatically transfer to the New Company Plan at the time the merger is completed. If not, you may opt out of the Mellon Plan before the merger becomes effective by following the instructions contained on the plan administrator’s website at www.melloninvestor.com or by calling the plan administrator at 1-800-205-7699.

As noted above, at the time of the completion of the merger, all of your shares of Mellon common stock held under the current Mellon Plan will be exchanged for shares of New Company common stock on a one for one basis and automatically transferred into the New Company Plan unless you opt out of this automatic enrollment as described above. In addition, your full dividend reinvestment election under the Mellon Plan will automatically transfer to the New Company Plan unless you opt out of this automatic transfer as described above. However, all of your partial reinvestment elections and pre-authorized debit elections under the current Mellon Plan will not be automatically transferred but will require you to file a new election under the New Company Plan as described below.

Q. I have made a partial dividend reinvestment election for my Mellon shares. What will happen to that election when the shares convert to the New Company? Any previous partial dividend reinvestment election you made for your Mellon shares will be terminated at the time the merger is completed. If you wish to continue your partial dividend reinvestment election when the shares convert to the New Company Plan, you must file a new election for partial reinvestment pursuant to the method offered by the New Company Plan as more fully described in the New Plan Prospectus which will be available for review on the plan administrator’s website at www.melloninvestor.com upon completion of the merger, which is expected in late June or early July 2007. You may also request a copy of the Prospectus by calling the plan administrator at 1-800-205-7699 at that time.

Q. What will happen if the merger is not completed? No shares will be exchanged and you will continue to be enrolled in the current Mellon Plan.

Q. How will the exchange affect my dividends? All future dividend distributions on shares of New Company common stock will be declared or paid at the discretion of the New Company board of directors. We currently anticipate that the New Company will declare a dividend payment in July 2007 with payments to be made in August 2007, subject to Board approval. If you currently have elected to participate in the dividend reinvestment feature of the Mellon Plan, your election will automatically roll over to your account under the New Company Plan, and the August 2007 dividend paid on your New Company common shares subject to the New Company Plan will be reinvested in New Company common shares in accordance with your current election. As discussed above, partial dividend reinvestment elections will not be rolled over automatically and if you do not make a new election you would receive a cash payment for such dividends.

If you hold any shares of Mellon common stock in certificate form (instead of through “book entry” records) and those certificates are enrolled in dividend reinvestment under the Mellon Plan, any dividend paid by the New Company after the merger will be held in escrow by the exchange agent for the merger until you have exchanged the certificates evidencing Mellon common shares in accordance with the merger agreement. Upon exchange of the certificates evidencing Mellon common stock for shares in the New Company, any dividend paid by the New Company after the merger and held in escrow by the exchange agent will be paid to you in cash. If you have any questions with respect to the exchange procedures, please call the plan administrator at 1-800-205-7699.

Q. Who do I contact if I have additional questions? For questions regarding the current Mellon Plan or the New Company Plan, please call the plan administrator at 1-800-205-7699.